Exhibit 99.2

Annual general meeting of TELUS Corporation

Notice and access notification to shareholders

Meeting date and location Date: May 9, 2019 Time: 8:30 a.m. (PT) Place: TELUS Garden 5th Floor, 510 West Georgia Street, Vancouver, BC V6B 0M3

Why am I receiving this notice?

As permitted by Canadian securities regulators, TELUS Corporation (the Company) is providing you with access to our 2019 information circular (Information Circular) for the annual general meeting (Meeting) as well as the 2018 annual report (together, the Meeting Materials) electronically, instead of mailing out paper copies. This notice provides you with information on how to access and view the Meeting Materials online and/or request paper copies. Accompanying this notice is the proxy or voting instruction form that you will need to vote.

Where can I access the Meeting Materials online?
The Meeting Materials can be viewed online at www.SEDAR.com as of April 5, 2019 or at http://www.envisionreports.com/telus2019 until April 5, 2020.

How can I obtain a paper copy of the Meeting Materials?

At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials, free of charge, by either calling the phone number or accessing the website below and entering the control number on your proxy or voting instruction form:

Phone (toll-free): 1-866-962-0498 (or 514-982-8716 for shareholders outside of Canada and the United States)

Website: http://www.envisionreports.com/telus2019

If you make a request for paper copies before the date of the Meeting, the Meeting Materials will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the Proxy Deadline (described below) for the Meeting, you should make your request before 5:00 p.m. (ET) on April 24, 2019. To receive the Meeting Materials prior to the Meeting, you should make your request before 5:00 p.m. (ET) on April 26, 2019.

On or after the date of Meeting, you can request a paper copy of the Meeting Materials, free of charge, by calling toll-free at 1-800-667-4871 (or 604-643-4113 for shareholders outside of North America) and a paper copy will be sent to you within 10 calendar days after receiving your request.

Requests for paper copies of the Meeting Materials can be made until April 6, 2020.

Please view the Information Circular prior to voting

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What matters are being received or voted on at the Meeting?
The following items are being received or voted on. All shareholders are reminded to review the Information Circular before voting.

Business of the Meeting	Refer to the Information Circular
Financial statements - Receive the Company’s 2018 audited Consolidated financial statements together with the report of the auditors on those statements	See “1. Report of management and consolidated financial statements”
Election of directors - Elect directors of the Company for the ensuing year	See “2. Election of directors”
Appointment of auditors - Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration	See “3. Appointment of auditors”
Say on pay - Consider an advisory resolution on the Company’s approach to executive compensation	See “4. Approval of executive compensation approach – Advisory vote on say on pay”
Shareholder Rights Plan - Ratify and confirm the Company’s new shareholder rights plan	See “5. Ratification and confirmation of shareholder rights plan”
Restricted Share Unit Plan - Approve the Company’s restricted share unit plan	See “6. Approval of TELUS’ Restricted Share Unit Plan”
Performance Share Unit Plan - Approve the Company’s performance share unit plan	See “7. Approval of TELUS’ Performance Share Unit Plan”

How do I vote my shares?
If you cannot attend the Meeting, you may vote in any of the following ways. You will need your control number contained in the accompanying proxy or voting instruction form in order to vote.

Voting method
Internet voting	Go to www.investorvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting information form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the envelope provided

To be valid, proxy or voting instruction forms must be received by TELUS, c/o Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (ET) on May 7, 2019 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (the Proxy Deadline). TELUS reserves the right to accept late proxies and to waive the Proxy Deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

Who can I contact if I have questions about notice and access?
Shareholders with questions about notice and access can call toll-free at 1-866-964-0492 or 514-982-8714 for holders outside of Canada and the United States.

Please view the Information Circular prior to voting

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